                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
     For the fiscal year ended December 31, 1996

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from ________ to
     ___________

  Commission File number: 0-16484

                       Getchell Gold 401(k) Savings Plan
                       ---------------------------------
                                 Title of Plan

                            Getchell Gold Corporation
                            -------------------------
                              Issuer of Securities

         5460 South Quebec Street, Suite 240, Englewood, Colorado 80111
         --------------------------------------------------------------
                           Principal Executive Office



                                   SIGNATURES


     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated:  October 14, 1997              Getchell Gold 401(k) Savings Plan



                                      By:  /s/  Donald O. Miller
                                           --------------------------
                                           Donald O. Miller
                                           Chief Human Resource Officer

                                      By:  /s/  Donald S. Robson
                                           --------------------------
                                           Donald S. Robson
                                           Chief Financial Officer

                        GETCHELL GOLD 401(K) SAVINGS PLAN



                       Financial Statements and Schedules
                           December 31, 1996 and 1995



                   (With Independent Auditors' Report Thereon)

                        GETCHELL GOLD 401(K) SAVINGS PLAN



                                      INDEX

                                                                           Page

Independent Auditors' Report  .............................................  1

Statements of Net Assets Available for Plan Benefits
         December 31, 1996 and 1995  ......................................  2

Statement of Changes in Net Assets Available for Plan Benefits
         For the year ended December 31, 1996  ............................  3

Notes to Financial Statements  ............................................. 4

Schedules

         1        Assets Held for Investment Purposes (Form 5500, Item 27a) -
                  December 31, 1996  ...................................... 12

         2        Reportable Transactions (Form 5500, Item 27d) -
                  Year Ended December 31, 1996  ........................... 13

                          Independent Auditors' Report

The Plan Committee
Getchell Gold 401(k) Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Getchell Gold 401(k) Savings Plan (the Plan) as of December 31, 1996 and 1995, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1996 and the supplemental schedules of assets held for investment purposes as of December 31, 1996 and reportable transactions for the year ended December 31, 1996. These financial statements and schedules are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of December 31, 1996 and 1995, and the changes in net assets available for plan benefits for the year ended December 31, 1996 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1996 and reportable transactions for the year ended December 31, 1996, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations of Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



KPMG Peat Marwick LLP

Denver, Colorado
July 29, 1997

                        GETCHELL GOLD 401(K) SAVINGS PLAN
              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS


                                                               December 31,
                                                         ----------------------
                                                             1996       1995
                                                         ----------   ---------
                                   ASSETS
Cash and cash equivalents                                $   11,060  $  216,679
                                                         ----------  ----------
Investments, at fair value (Note 2)
     Schwab U.S. Treasury Money Fund                        284,625     129,123
     Vanguard Fixed-Income Short-Term Corporate Fund        209,626     140,210
     Columbia Fixed Income Securities Fund                  319,284     229,815
     Dodge & Cox Balanced Fund                            1,298,926     712,401
     Dodge & Cox Stock Fund                                 994,821     736,020
     Davis New York Venture Fund                            882,771     350,803
     T. Rowe Price International Stock Fund                 189,739      63,116
     Getchell Gold Corporation Common Stock                 635,797         -
                                                         ----------  ----------
             Total Investments                            4,815,589   2,361,488
                                                         ----------  ----------
Receivables:
     Employee contributions                                  69,191     134,336
     Employer contributions                                  33,450      62,835
     Loans to participants                                  515,181     285,330
     Transfers from prior trustee:
         Getchell Gold Corporation Common Stock                 -       372,899
         ChemFirst Inc. Common Stock                            -       187,234
                                                         ----------  ----------
             Total Receivables                              617,822   1,042,634
                                                         ----------  ----------
                  Net assets available for plan benefits $5,444,471  $3,620,801
                                                         ==========  ==========

     The accompanying notes are an integral part of the financial statements.

                        GETCHELL GOLD 401(K) SAVINGS PLAN
         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                                                   Year Ended
                                                                    December
                                                                    31, 1996
                                                                   ----------
Additions to net assets attributed to:
     Investment income (Note 2):
         Net appreciation in fair value of investments, including
         realized and unrealized gains and losses                  $  558,467
         Interest and dividend income                                 203,165
                                                                   ----------
             Net investment income                                    761,632
                                                                   ----------
     Contributions (Note 1):
         Employee                                                   1,567,816
         Employer                                                     416,367
                                                                   ----------
             Total contributions                                    1,984,183
                                                                   ----------
     Other                                                              4,491
                                                                   ----------
                  Total additions                                   2,750,306
Deductions from net assets attributed
     to benefits paid to participants                                 926,636
                                                                   ----------
Net increase in net assets available for plan benefits              1,823,670
Net assets available for plan benefits:
     Beginning of year                                              3,620,801
                                                                   ----------
     End of year                                                   $5,444,471
                                                                   ==========

    The accompanying notes are an integral part of the financial statements.

                        GETCHELL GOLD 401(K) SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 1996

(1) DESCRIPTION OF THE PLAN

         The following brief description of the Getchell Gold (the "Company") 401(k) Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General
         The Plan is a qualified defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Administration of the Plan is provided by Milliman & Robertson and trust services are provided by Charles Schwab Trust Company.

Establishment of the Plan
         On  October  20,  1995,   ChemFirst  Inc.   (formerly  known  as  First
Mississippi Corporation) distributed its 81% interest in the Company's common stock to ChemFirst shareholders (the "spin-off"). Prior to the spin-off, eligible Company employees participated in ChemFirst's 401(k) plan. The Plan was established in December 1995 pursuant to Section 401(a) of the Internal Revenue Code (the "Code") after which all participant balances were transferred from the ChemFirst 401(k) plan into the Plan.

Eligibility and Contributions
         Employees who are at least 18 years of age are eligible to participate in the Plan on the first day of the calendar quarter following completion of one month of service. Participants may elect to contribute up to 15 percent of their pretax compensation, as defined by the Plan. The Internal Revenue Service has established guidelines which limit contributions by participants, which for 1996 was $9,500. Company contributions are established by the Plan Committee and are discretionary. Currently, the Company matches 100 percent of participants' contributions up to 4 percent of their compensation. During 1996, the Company made matching contributions of $416,367. Employees may also roll-over amounts into the Plan from other qualified defined benefit or contribution plans.

         Contributions are self-directed by participants into eight investment options offered by the Plan. The eight investment options include: Stable Asset, Short-Term Bond, Intermediate Bond, Mixed Investment, Basic Stock, Capital Appreciation, International Equity and Getchell Gold Corporation Common Stock. Each of these options is discussed further in Note 3.

                        GETCHELL GOLD 401(K) SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 1996

         Each participant's account is credited with the participant and employer contributions and an allocation of investment earnings and losses. Contributions are accrued as of the date the participant's contributions are withheld from compensation and are deposited directly into the investment option selected by the participant.

Vesting
         Participant contributions are fully vested at all times. Vesting of Company contributions and the earnings thereon is based on years of continuous service as follows:

                                                         Percentage
                            Years of Service               Vested
                         ---------------------           ----------
                         Less than three years               0%
                         Three years or more                100%

         The balance in a participant's employer contribution account shall become fully vested and nonforfeitable upon the occurrence of any one of the following events:

                  (a)      Attainment of age 65 while still an employee
                  (b)      Termination of employment as a result of disability
                  (c)      Completion of three years of service
                  (d) Termination of employment as a result of the participant's death
                  (e)      Termination of the Plan
                  (f) Partial termination of the Plan affecting the participant
                  (g) Complete discontinuance by the employer of contributions to the Plan

Distributions and Refunds to Participants
         Withdrawals from the Plan may be made by a participant upon death, total disability, retirement, termination of employment or financial hardship. Employer contributions, if any, are subject to certain forfeiture provisions. Withdrawals may be paid in a lump sum, installment payments or a combination of the two depending upon the amount of the participant's account balance. There were no distributions payable as of December 31, 1996 and 1995.

Loans to Participants
         Participants are allowed to borrow up to 50 percent of their vested account balance, with a maximum loan amount of $50,000. Loans are generally due over a five-year period and bear interest at the prime rate plus one percent. Loans for a primary residence may be repaid over 10 years, but not beyond the participants normal retirement age.

                        GETCHELL GOLD 401(K) SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 1996

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
         The accompanying financial statements of the Plan are prepared on the accrual basis of accounting. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of additions to and deductions from net assets during the reporting period. Actual amounts could differ from those estimates.

Cash Equivalents
         The  Plan  considers  all  highly  liquid   investments  with  original
maturities of three months or less to be cash equivalents.

Investment Valuation and Income Recognition
         When available, quoted market prices are used to value investments. Quoted market prices were available to value all investments at December 31, 1996 and 1995. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Administrative Expense
         The Company may pay all expenses incurred in establishing and administering the Plan, including expenses and fees of the Trustee, but is not obligated to do so. Any such expenses not paid by the Company shall be paid from the Plan. All administrative expenses of the Plan for the year ended December 31, 1996 were paid by the Company with the exception of any transaction costs imposed by the trustee related to employee loans, which are charged directly to the employee's account. Forfeitures of nonvested employer contributions are used first to pay expenses under the Plan. Any remaining forfeitures are allocated in the same manner as matching contributions and additional Company contributions.

Payment of Benefits
         Benefit payments to participants are recorded upon distribution.

                        GETCHELL GOLD 401(K) SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 1996

(3) SUMMARY OF INVESTMENT OPTIONS

         Following is a summary of the objectives and strategies for the investment funds:

Stable Asset Option
         The Stable Asset Option consists of the Schwab U.S. Treasury Money Fund which is designed for investors who seek high current income consistent with liquidity and stability of capital. The fund invests solely in U.S. Treasury notes, bills and other direct obligations of the U.S. Treasury that are backed by the "full faith and credit" of the U.S. Government. The fund will only purchase securities that mature in 397 days or less, or which have a variable rate of interest readjusted no less frequently than every 397 days.

Short-Term Bond Option
         The Short-Term Bond Option consists of the Vanguard Fixed-Income Short-Term Corporate Fund which seeks income consistent with liquidity and minimum principal fluctuation. The fund invests in short-term investment-grade bonds and other fixed-income securities. It is expected to maintain an average weighted maturity between one and three years. Not more than 30% of the fund's assets may be invested in debt securities rated BBB. The fund may also invest in U.S. government securities, bank obligations, commercial paper, repurchase agreements and foreign securities.

Intermediate Bond Option
         The Intermediate Bond Option consists of the Columbia Fixed Income Securities Fund. This fund normally invests at least 95% of assets in investment-grade debt securities. It may also invest in unrated securities of similar quality. Up to 5% of assets may be invested in securities rated below investment-grade at the time of purchase. The fund ordinarily invests a portion of its assets in U.S. Government obligations, including GNMAs and FNMAs. The portfolio maturity varies in response to anticipated changes in interest rates. Generally, the fund purchases securities with intermediate and long-term maturities.

Mixed Investment Option
         The Mixed Investment Option consists of the Dodge & Cox Balanced Fund. This fund seeks income, conservation of principal and long-term growth of principal and income. The fund may invest up to 75% of its assets in common stocks and convertible securities. Prospective earnings and dividends are major considerations in these purchases. Individual securities are selected with regard to financial strength and economic background. The balance of the fund's assets are invested in investment-grade, fixed-income securities; unrated debt must be judged to be equivalent to those rated at least A.

                        GETCHELL GOLD 401(K) SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 1996


Basic Stock Option
         The Basic Stock Option consists of the Dodge & Cox Stock Fund. This stock fund seeks long-term growth of principal and income. Current income is a secondary objective. The fund intends to remain fully invested in equities with at least 65% of its assets in common stocks. Fund management seeks companies with financial strength and a sound economic background. Purchases are made on a long-term basis; the fund does not normally engage in short-term trading. It intends to purchase primarily issues listed on major exchanges.

Capital Appreciation Option
         The Capital Appreciation Option consists of the Davis New York Venture Fund which seeks growth of capital. The fund invests predominantly in equity securities of companies with market capitalizations of at least $250 million, but it may also hold issues with smaller capitalizations. The fund may invest up to 10% of its assets in securities of foreign issuers and up to 10% of its assets in restricted securities. It may also lend securities and write covered call options.

International Equity Option
         The International Equity Option consists of the T. Rowe Price International Stock Fund. This fund seeks total return on its assets from long-term growth of capital and income. The fund ordinarily invests at least 65% of its assets in the common stocks of established non-U.S. issuers. The balance of assets may be invested in preferred stocks, warrants, convertible securities, and/or debt securities. The fund typically maintains investments in at least three foreign countries; it may invest in both industrialized and developing countries.

Getchell Gold Corporation Common Stock
         Getchell Gold Corporation Common Stock (American Stock Exchange and Toronto Stock Exchange - GGO) offers employees the opportunity to invest in the Company's stock. At December 31, 1995, 17,032 shares of common stock were held by the ChemFirst 401(k) plan, at a price of $21.68, on behalf of the Plan. These shares were transferred to the Plan subsequent to December 31, 1995.

                        GETCHELL GOLD 401(K) SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 1996

         The following investments represent 5% or more of net assets available for plan benefits at December 31, 1996:


Schwab U.S. Treasury Money Fund                    $  284,625
Columbia Fixed Income Securities Fund                 319,284
Dodge & Cox Balanced Fund                           1,298,926
Dodge & Cox Stock Fund                                994,821
Davis New York Venture Fund                           882,771
Getchell Gold Corporation Common Stock                635,797


(4) PLAN TERMINATION

         Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.


(5) PLAN AMENDMENTS

         Plan amendments made during 1996 did not significantly change the design and operation of the Plan.


(6) TAX STATUS

         The IRS had determined and informed the Company by a letter dated November 20, 1996, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code. The Plan has not been amended since receiving the determination letter.

(7)

                       GETCHELL GOLD 401 (K) SAVINGS PLAN
   STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION

                              AT DECEMBER 31, 1996

                                                                          Vanguard
                                                                            Fixed-     Columbia
                                                                            Income      Fixed-     Dodge &
                                                                Schwab       S-T        Income       Cox        Total
                                                 Unallocated  US Treasury Corporate   Securities   Balanced     Other
                              Total      Cash   Contributions Money Fund    Fund         Fund        Fund       Funds
                           ----------  --------   --------     --------    --------    --------   ----------  ----------
Cash and cash equivalents  $   11,060  $11,060    $    -       $    -      $    -      $    -     $      -    $      -
Investments, at fair value  4,815,589      -           -        284,625     209,626     319,284    1,298,926   2,703,128
Receivables:
     Employee contributions    69,191      -        69,191          -           -           -            -           -
     Employer contributions    33,450      -        33,450          -           -           -            -           -
     Loans to participants    515,181      -           -            -           -           -            -       515,181
                           ----------  -------    --------     --------    --------    --------   ----------  ----------
                           $5,444,471  $11,060    $102,641     $284,625    $209,626    $319,284   $1,298,926  $3,218,309
                           ==========  =======    ========     ========    ========    ========   ==========  ==========

                                        Dodge &     Davis     T. Rowe    Getchell
                              Total       Cox      New York    Price       Gold     ChemFirst      Loans
                              Other      Stock     Venture   Intl. Stock  Common     Common         to
                              Funds       Fund       Fund       Fund      Stock       Stock    Participants
                            ----------  --------   --------   --------   --------    --------    --------
Cash and cash equivalents   $      -    $    -     $    -     $    -     $    -      $    -      $    -
Investments, at fair value   2,703,128   994,821    882,771    189,739    635,797         -           -
Receivables:
     Employee contributions        -        -           -          -          -           -           -
     Employer contributions        -        -           -          -          -           -           -
     Loans to participants     515,181      -           -          -          -           -       515,181
                            ----------  --------   --------   --------   --------    ---------   --------
                            $3,218,309  $994,821   $882,771   $189,739   $635,797    $    -      $515,181
                            ==========  ========   ========   ========   ========    =========   ========

                       GETCHELL GOLD 401 (K) SAVINGS PLAN
   STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION

                              AT DECEMBER 31, 1995

                                                                                Vanguard
                                                                                  Fixed-     Columbia
                                                                                  Income      Fixed-     Dodge &
                                                                      Schwab       S-T        Income       Cox        Total
                                                       Unallocated  US Treasury Corporate   Securities   Balanced     Other
                                    Total      Cash   Contributions Money Fund    Fund         Fund        Fund       Funds
                                 ----------  ---------   --------     --------    --------    --------   ----------  ----------
Cash and cash equivalents        $  216,679  $216,679    $    -       $    -      $    -      $    -     $    -    $      -
Investments, at fair value        2,361,488       -           -        129,123     140,210     229,815    712,401   1,149,939
Receivables:
     Employee contributions         134,336       -           -          8,178       7,639      10,808     35,137      72,574
     Employer contributions          62,835       -           -          3,934       4,404       4,980     14,750      34,767
     Loans to participants          285,330       -           -            869       1,070       1,249      5,399     276,743
     Transfers from prior trustee   560,133       -           -            -           -           -          -       560,133
                                 ----------  --------     -------     --------    --------    --------   --------  ----------
                                 $3,620,801  $216,679     $   -       $142,104    $153,323    $246,852   $767,687  $2,094,156
                                 ==========  ========     =======     ========    ========    ========   ========  ==========

                                             Dodge &     Davis     T. Rowe    Getchell
                                   Total       Cox      New York    Price       Gold     ChemFirst      Loans
                                   Other      Stock      Venture  Intl. Stock  Common     Common         to
                                   Funds       Fund       Fund       Fund      Stock       Stock    Participants
                                 ----------  --------   --------    -------   --------    --------    --------
Cash and cash equivalents        $      -    $    -     $    -      $    -    $    -      $    -      $    -
Investments, at fair value        1,149,939   736,020    350,803     63,116        -           -           -
Receivables:
     Employee contributions          72,574    29,708     24,996      4,056     13,814         -           -
     Employer contributions          34,767    14,310     11,574      2,060      6,823         -           -
     Loans to participants          276,743     6,334      3,754        355      2,244         -       264,056
     Transfers from prior trustee   560,133       -          -          -      372,899     187,234
                                 ----------  --------   --------    -------   --------    --------    --------
                                 $2,094,156  $786,372   $391,127    $69,587   $395,780    $187,234    $264,056
                                 ==========  ========   ========    =======   ========    ========    ========

(8)
                       GETCHELL GOLD 401 (K) SAVINGS PLAN
 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                              WITH FUND INFORMATION
                      FOR THE YEAR ENDED DECEMBER 31, 1996

                                                                                       Vanguard
                                                                                        Fixed-    Columbia
                                                                                        Income     Fixed-     Dodge &
                                                                            Schwab        S-T       Income      Cox        Total
                                                             Unallocated  US Treasury  Corporate  Securities  Balanced     Other
                                         Total       Cash   Contributions Money Fund     Fund       Fund        Fund       Funds
                                       ----------  --------    ---------  --------     ---------  --------    --------  ----------


Additions to net assets attributed to:
Investment income:
  Net appreciation in fair value
    of investments                     $  558,467  $    -      $    -     $    -       ($ 1,900)  ($ 9,768)   $ 95,740  $  474,395
  Interest and dividend income            203,165       -           -       12,903       10,352     17,159      49,878     112,873
                                       ----------  --------    --------   --------     --------  ---------    --------  ----------
      Net investment income               761,632       -           -       12,903        8,452      7,391     145,618     587,268
                                       ----------  --------    --------   --------     --------  ---------    --------  ----------

Contributions:
  Employee                              1,567,816     2,201      69,191     66,009       49,712     82,108     446,803     851,792
  Employer                                416,367     1,564      33,450     24,930       26,443     29,473      84,461     216,046
                                       ----------  --------    --------   --------     --------   --------    --------  ----------
    Total contributions                 1,984,183     3,765     102,641     90,939       76,155    111,581     531,264   1,067,838
                                       ----------  --------    --------   --------     --------   --------    --------  ----------

Other                                       4,491     3,451         -        2,814         (127)       (57)          1      (1,591)
                                       ----------  --------    --------   --------     --------   --------    --------  ----------
      Total additions                   2,750,306     7,216     102,641    106,656       84,480    118,915     676,883   1,653,515
                                       ----------  --------    --------   --------     --------   --------    --------  ----------

Deductions from net assets attributed to:
  Benefits paid to participants           926,636       -           -       43,546       17,807     84,432     174,497     606,354
  Loans advanced                              -         -           -       20,346       17,141     28,679     124,210    (190,376)
  Loan payments                               -         -           -       (6,786)      (7,374)   (10,891)    (38,966)     64,017
  Forfeitures                                 -      (4,016)        -        3,995          -          -           -            21
  Interfund transfers (to) from               -     216,851         -      (96,966)         603    (55,737)   (114,097)     49,346
                                       ----------  --------    --------   --------     --------   --------    --------  ----------
      Total (additions) deductions        926,636   212,835         -      (35,865)      28,177     46,483     145,644     529,362
                                       ----------  --------    --------   --------     --------   --------    --------  ----------
        Net increase (decrease) in net
        assets for participant benefits 1,823,670  (205,619)    102,641    142,521       56,303     72,432     531,239   1,124,153
Net assets available for benefits:
      Beginning of year                 3,620,801   216,679         -      142,104      153,323    246,852     767,687   2,094,156
                                       ----------  --------    --------   --------     --------   --------  ----------  ----------
      End of year                      $5,444,471  $ 11,060    $102,641   $284,625     $209,626   $319,284  $1,298,926  $3,218,309
                                       ==========  ========    ========   ========     ========   ========  ==========  ==========


                                                   Dodge &    Davis    T. Rowe   Getchell
                                          Total      Cox     New York    Price     Gold      ChemFirst     Loans
                                          Other     Stock    Venture  Intl. Stock Common      Common        to
                                          Funds      Fund      Fund      Fund      Stock       Stock    Participants
                                       ----------  --------  --------  --------  ---------  ----------   ----------


Additions to net assets attributed to:
Investment income:
  Net appreciation in fair value
    of investments                     $  474,395  $135,517  $120,380  $ 12,370   $222,537   ($ 16,409)  $     -
  Interest and dividend income            112,873    35,322    38,441     5,083        -           668      33,359
                                       ----------  --------  --------  --------   --------   ---------   ---------
      Net investment income               587,268   170,839   158,821    17,453    222,537     (15,741)     33,359
                                       ----------  --------  --------  --------   --------   ---------   ---------

Contributions:
  Employee                                851,792   255,817   330,699    71,968    193,308         -           -
  Employer                                216,046    81,852    77,725    13,728     42,741         -           -
                                       ----------  --------  --------   -------   --------   ---------   ---------
    Total contributions                 1,067,838   337,669   408,424    85,696    236,049         -           -
                                       ----------  --------  --------   -------   --------   ---------   ---------

Other                                      (1,591)      (76)      -         -       (1,515)        -           -
                                       ----------  --------  --------   -------   --------   ---------   ---------
      Total additions                   1,653,515   508,432   567,245   103,149    457,071     (15,741)     33,359
                                       ----------  --------  --------   -------   --------   ---------   ---------

Deductions from net assets attributed to:
  Benefits paid to participants           606,354   338,398    57,055     5,441    149,674      31,354      24,432
  Loans advanced                         (190,376)   84,394    86,256    14,466     42,323         818    (418,633)
  Loan payments                            64,017   (51,610)  (39,384)   (4,118)   (17,306)        -       176,435
  Forfeitures                                  21       -         -         -           21         -           -
  Interfund transfers (to) from            49,346   (71,199)  (28,326)  (32,792)    42,342     139,321         -
                                       ----------   -------  --------  --------   --------    --------   ---------
      Total (additions) deductions        529,362   299,983    75,601   (17,003)   217,054     171,493    (217,766)
                                       ----------   -------  --------  --------   --------    --------   ---------
        Net increase (decrease) in net
          assets for participant be1    1,124,153   208,449   491,644   120,152    240,017    (187,234)    251,125
Net assets available for benefits:
      Beginning of year                 2,094,156   786,372   391,127    69,587    395,780     187,234     264,056
                                       ----------  --------  --------  --------   --------    --------   ---------
      End of year                      $3,218,309  $994,821  $882,771  $189,739   $635,797    $    -     $ 515,181
                                       ==========  ========  ========  ========   ========    ========   =========

                                                                                                        Schedule 1
                                         GETCHELL GOLD 401(K) SAVINGS PLAN

                             ASSETS HELD FOR INVESTMENT PURPOSES (FORM 5500, ITEM 27a)
                                                 December 31, 1996

Part I        Schedule of Assets Held for Investment Purposes


                                (b)                                 (c)              (d)            (e)
                         Identity of Issue                      Description          Cost         Current
                                                               of Investment                       Value
                                                               -------------     ----------     ----------
Mutual Funds:
-------------
     Schwab U.S. Treasury Money Fund                           284,625 units     $  284,625     $  284,625
     Vanguard Fixed-Income Short-Term Corporate Fund            19,500 units        210,587        209,626
     Columbia Fixed Income Securities Fund                      24,410 units        322,628        319,284
     Dodge & Cox Balanced Fund                                  21,714 units      1,212,753      1,298,926
     Dodge & Cox Stock Fund                                     12,465 units        887,074        994,821
     Davis New York Venture Fund                                50,444 units        777,753        882,771
     T. Rowe Price International Stock Fund                     13,749 units        180,237        189,739
Common stock:
-------------
     Getchell Gold Corporation Common Stock                     16,568 shares       419,040        635,797

Loans to Participant - Maturity date ranging from 1/24/97 to   Interest rate        515,181        515,181
--------------------
           10/30/05                                             7.25%-10.00%
                                                                                                ----------
Total                                                                                           $5,330,770
                                                                                                ==========




                                                                                                            Schedule 2
                                         GETCHELL GOLD 401(K) SAVINGS PLAN

                                   REPORTABLE TRANSACTIONS (FORM 5500, ITEM 27d)
                                           Year Ended December 31, 1996


                                                                           (c)                     (d)
                                                                        Purchases                 Sales
                                                                        ---------    ---------------------------------
                                                                                                                (i)
                                                                                                              Realized
                                  (b)                                                                           Gain/
                          Description of Asset                            Price        Cost      Proceeds      (Loss)
--------------------------------------------------------------------    --------     --------    --------     --------
Mutual Funds:
  Schwab U.S. Treasury Money Fund                                       $233,158     $ 77,656    $ 77,656     $ -
  Columbia Fixed Income Securities Fund                                  233,979      138,654     134,248      (4,406)
  Dodge & Cox Balanced Fund                                              918,896      410,238     426,285      16,047
  Dodge & Cox Stock Fund (single transaction)                                -        265,399     282,547      17,148
  Dodge & Cox Stock Fund (aggregate, including single transaction)       641,902      483,544     517,861      34,317
  Davis New York Venture Fund                                            676,098      245,066     266,503      21,437
  T. Rowe Price International Stock Fund                                 156,796       40,424      42,131       1,707
Common Stock:
  ChemFirst Inc. (single transaction)                                    248,422      203,019     248,422      45,403
  ChemFirst Inc. (aggregate, including single transaction)               248,521      304,039     410,703     106,664
  Getchell Gold Corporation (single transaction)                             -         82,426     147,716      65,290
  Getchell Gold Corporation (aggregate, including single transaction)    456,987      222,765     423,370     200,605



                 See accompanying independent auditors' report.